09012204

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC Mail Processing Section

JUL 30 2009

Washington, DC 110

FORM 11-K/A

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-24626

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cooperative Bank 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cooperative Bankshares, Inc.
201 Market Street
Wilmington, North Carolina 28402-0600

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Cooperative Bank 401(k) Retirement Plan (the "Plan"), is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan's financial statements are filed herewith as Appendix I.

APPENDIX I
FINANCIAL STATEMENTS

**COOPERATIVE BANK 401(k)
RETIREMENT PLAN**

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

As of December 31, 2008 and 2007
and for each of the Years in the Three-Year
Period Ended December 31, 2008

COOPERATIVE BANK 401(k) RETIREMENT PLAN

TABLE OF CONTENTS

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Administrator of
Cooperative Bank 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Cooperative Bank 401(k) Retirement Plan (the "Plan") as of December 31, 2008 and 2007 and related statements of changes in net assets available for benefits for each of the years in the three year period ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Cooperative Bank 401(k) Retirement Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for each of the years in the three year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note M to the financial statements, Cooperative Bank (the "Bank") was closed by the North Carolina Office of Commissioner of Banks and the Federal Deposit Insurance Corporation (the "FDIC") was appointed as its receiver. In connection with this FDIC action and the Bank's insolvency, the Plan is expected to be terminated. The financial statements do not include any adjustments that might result from this anticipated termination of the Plan.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held At End Of Year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Dixon Hughes PLLC

Greenville, North Carolina
July 21, 2009

1003 Red Banks Road
Greenville, NC 27858
Ph. 252.321.0505 Fx. 252.321.1527
www.dixon-hughes.com

COOPERATIVE BANK 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

ASSETS	2008	2007
Investments, at fair value:		
Mutual funds	$ 1,790,168	$ 2,425,045
Money market funds	2,543	38,996
Common collective trust	441,139	126,085
Employer common stock	1,335,092	5,777,350
Participant loans	18,929	-
Total investments	3,587,871	8,367,476
Receivables:		
Employer contributions	13,623	31,091
Participant contributions	18,575	43,596
Total receivables	32,198	74,687
Total assets	3,620,069	8,442,163
LIABILITIES		
Accrued liabilities	-	3,667
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	3,620,069	8,438,496
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	37,117	(1,377)
NET ASSETS AVAILABLE FOR BENEFITS	$ 3,657,186	$ 8,437,119

See accompanying notes

COOPERATIVE BANK 401(k) RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2008, 2007, and 2006

	2008	2007	2006
ADDITIONS TO NET ASSETS ATTRIBUTED TO:			
Investment income:			
Interest and dividends	$ 210,097	$ 239,148	$ 151,891
Net appreciation in fair value of investments	-	-	2,169,108
Total investment income	210,097	239,148	2,320,999
Contributions:			
Employer contributions	378,737	379,175	252,088
Participant contributions	581,560	555,448	533,142
Rollover contributions	6,620	11,364	82,506
Total contributions	966,917	945,987	867,736
Miscellaneous income	-	-	53
TOTAL ADDITIONS	1,177,014	1,185,135	3,188,788
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:			
Net depreciation in fair value of investments	6,315,061	2,995,976	-
Benefits paid directly to participants	175,698	462,366	426,174
Administrative expenses	15,635	7,579	10,462
TOTAL DEDUCTIONS	6,506,394	3,465,921	436,636
MERGER FROM BANK OF JEFFERSON 401(k) PLAN, at fair value of net assets transferred	549,447	-	-
NET INCREASE (DECREASE)	(4,779,933)	(2,280,786)	2,752,152
NET ASSETS AVAILABLE FOR BENEFITS			
Beginning of year	8,437,119	10,717,905	7,965,753
END OF YEAR	$ 3,657,186	$ 8,437,119	$ 10,717,905

See accompanying notes

NOTE A - DESCRIPTION OF THE PLAN

The following description of Cooperative Bank 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Cooperative Bank and its subsidiary (the "Company") who have one year of service and are age twenty-one or older. The Company is a wholly owned subsidiary of Cooperative Bankshares, Inc. The original Plan was established on April 1, 1992. It was amended and restated as of July 1, 2006, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute the maximum deferral limit permitted by law. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (rollovers). Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their deferral percentage quarterly, on January 1, April 1, July 1 or October 1.

Cooperative Bank established the Company match at 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan through June 30, 2006. Effective after July 1, 2006, the Company increased the match to 100 percent of the first 6 percent of base compensation that a participant contributes to the Plan. Additionally, the Company may make an additional discretionary contribution into the Plan. Effective January 1, 2007, all employer matching contributions are participant directed. Prior to January 1, 2007, all employer contributions were considered nonparticipant-directed and were invested in the Cooperative Bankshares Common Stock Fund, which invests solely in the common stock of Cooperative Bankshares, Inc. Contributions are subject to certain limitations. Employees of Lumina Mortgage Co., Inc., a subsidiary of Cooperative Bank, are not eligible for the Company match.

Participant Accounts

Each participant account is credited with the participant's contributions and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in elective deferrals plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous vesting service. Participants vest 20% after two years of vesting service. A participant is 100% vested after five years of credited vesting service.

Forfeitures

Forfeitures may be used to reduce employer matching contributions or to pay Plan administrative expenses. During 2008, the Company elected to utilize forfeitures to reduce employer matching contributions. At December 31, 2008 and 2007, forfeited nonvested accounts totaled $8,281 and $27,585, respectively.

NOTE A - DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments over a period certain not to extend beyond the life expectancy of the participant or his designated beneficiary.

Participant Loans

Concurrent with the merger of the Plan with the Bank of Jefferson 401(k) Plan discussed in Note I, participant loans transferred in to the Plan. The loans are secured by the balance in the participant account. Principal and interest payments are being made through payroll deductions. The Plan does not otherwise allow for the origination of participant loans and any existing participants with a loan may not borrow additional funds from the Plan. At December 31, 2008, participant loans totaled $18,929.

Administrative Expenses

The Company pays certain administrative expenses of the Plan.

Reclassifications

Certain items included in prior years' financial statements have been reclassified to conform to the current year's presentation. These reclassifications have no effect on the net assets available for benefits.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held By Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, as determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at amortized cost, which approximates fair value.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INCOME TAX STATUS

The Plan obtained its latest determination letter on September 4, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's trustee believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE D - INVESTMENTS

The following presents fair value investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31:

	2008	2007
Common stock:		
Cooperative Bankshares Common Stock Fund	$ 1,335,092	$ 5,777,350
Mutual funds:		
American Income Fund	362,384	*
American Growth Fund	322,505	615,922
Davis New York Venture Fund	344,450	453,565
Allianz NFJ Dividend Value A Fund	330,138	454,374
Common collective trust:		
Metlife Stable Value Fund	441,139	*

* Less than 5%

NOTE D - INVESTMENTS (Continued)

For each of the three-years ended December 31, 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007	2006
Mutual funds	$ (1,008,056)	$ (31,711)	$ 111,380
Common collective trust	13,133	2,559	-
Common stock	(5,320,138)	(2,966,824)	2,057,728
	$ (6,315,061)	$ (2,995,976)	$ 2,169,108

NOTE E - NONPARTICIPANT-DIRECTED INVESTMENT

Effective January 1, 2007 all employer matching contributions are participant directed. Prior to January 1, 2007, all employer contributions were considered nonparticipant-directed and were invested in the Cooperative Bankshares Common Stock Fund, which invests solely in the common stock of Cooperative Bankshares, Inc. Information about the significant components of the changes in net assets for the year ended December 31, 2008 relating to the nonparticipant-directed investment is as follows:

	2006
Changes in Net Assets:	
Employer contributions	$ 252,088
Dividends	24,792
Net appreciation	692,262
Benefits paid to participants	(99,828)
Total change in Net Assets	$ 869,314

NOTE F - RELATED PARTY TRANSACTIONS AND INVESTMENT CONCENTRATION

As of December 31, 2008 and 2007, the Plan's investments included $1,335,092 and $5,777,350, respectively, in common stock of Cooperative Bankshares, Inc. These investments represent approximately 37.2% and 69.0% of total Plan investments at December 31, 2008 and 2007, respectively. A significant decline in the market value of the Employer common stock, such as that discussed in Note M, would significantly affect the net assets available for benefits.

NOTE G - PARTY-IN-INTEREST TRANSACTIONS

One of the Plan investments is in a money market account managed by TD Ameritrade Trust Company, which is custodian of the Plan. Fees paid by the Plan to TD Ameritrade amounted to $15,635 during 2008. For the years 2007 and 2006, the custodian of the Plan was First Trust Corporation, which was purchased by TD Ameritrade during 2008. The Plan held an investment in a money market account managed by First Trust Corporation during 2007 and 2006 and fees paid by the Plan to First Trust Corporation during these years were $7,579 and $10,462, respectively. All other administrative expenses of the Plan are paid by the Company.

NOTE H - PLAN TERMINATION

On June 19, 2009, Cooperative Bank (the "Bank") was closed by the North Carolina Office of Commissioner of Banks and the Federal Deposit Insurance Corporation (the "FDIC") was appointed as its receiver. In connection with the FDIC's receivership action and the Bank's insolvency, the Plan is expected to be terminated. See further discussion in Note M.

NOTE I - PLAN MERGER

On July 2, 2007, Cooperative Bankshares, Inc. completed the acquisition of Bank of Jefferson. Effective October 1, 2007, the Bank of Jefferson 401(k) Plan (the "Jefferson Plan") was merged into the Plan. The Jefferson Plan covered all eligible employees of Bank of Jefferson through the plan merge date. The net assets of the Jefferson Plan, which totaled $549,447, were transferred into the plan on February 25, 2008.

NOTE J - RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

NOTE K – FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Plan invests in fully benefit-responsive investment contracts, as defined by the American Institute of Certified Public Accountants' Statements of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans." Fully-benefit-responsive investment contracts at December 31, 2008 and 2007 consist of the investment in MetLife Stable Value Fund, which is a guaranteed investment contract ("GIC"). The Plan did not hold any fully benefit-responsive investment contracts during the year ended December 31, 20076.

In a MetLife managed GIC, the assets are invested in a MetLife separate account. MetLife will guarantee principal and accrued interest, based on credited interest rates, for participant-initiated withdrawals as long as the contract remains active. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. For the year ended December 31, 2008, the average yield earned on the underlying portfolio and the average yield credited to participants was (5.32%) and 4.46%, respectively. For the year ended December 31, 20087, the average yield earned on the underlying portfolio and the average yield credited to participants was 6.17% and 4.67%, respectively.

MetLife will reset the rate on a quarterly basis by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the fund's investments. Participants will receive the principal and accrued earnings credited to their accounts on withdrawal for allowed events. These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan. The minimum interest crediting rate for this investment was 0% for the years ended December 31, 2008 and 2007. Management is not aware of any events likely to occur that could limit the Plan's ability to execute transactions at contract value with MetLife. Information regarding events and circumstances that would permit MetLife to terminate the GIC and settle at an amount that differs from contract value are available upon request.

NOTE L – FAIR VALUE MEASUREMENT

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement, and enhances disclosures about fair value measurements. Effective January 1, 2008, the Plan adopted SFAS No. 157. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 –Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;
Level 2 –Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and
Level 3 –Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds
These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Money Market Funds
These investments are public investment vehicles valued using $1 for the NAV. The money market funds are classified within level 2 of the valuation hierarchy.

Common Collective Investment Trust
These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV's unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Common Stocks
These investments are valued at the closing price reported on the active market on which the individual securities are traded and are classified within level 1 of the valuation hierarchy.

Participant Loans
Loans to participants are valued at amortized cost, which approximates fair value and are classified within level 3 of the valuation hierarchy.

NOTE L – FAIR VALUE MEASUREMENT (Continued)

The methods previously described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Below are the Plan's financial instruments carried at fair value on a recurring basis by the SFAS 157 fair value hierarchy levels at December 31, 2008:

	Level 1	Level 2	Level 3	Fair Value
Mutual funds	$ 1,790,168	$ -	$ -	$ 1,790,168
Money market funds	-	2,543	-	2,543
Common collective trust	-	441,139	-	441,139
Employer common stock	1,335,092	-	-	1,335,092
Participant loans	-	-	18,929	18,929
	$ 3,125,260	$ 443,682	$ 18,929	$ 3,587,871

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008:

	Participant loans
Balance, beginning of year	$ -
Transfer of net assets from merger with Bank of Jefferson 401(k) Plan	18,929
Balance, end of year	$ 18,929

NOTE M - SUBSEQUENT EVENTS

Effective January 1, 2009, the Company reduced the matching contributions to 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan.

In addition, due to a significant decline in the market value of the Employer common stock, future investments in the common stock of Cooperative Bankshares, Inc. have been suspended under the Cooperative Bank 401(k) Retirement Plan effective May 1, 2009. At May 1, 2009, the Plan's investments included 646,164 shares in the common stock of Cooperative Bankshares, Inc. valued at $264,927, which represents 10.3% of total Plan investments.

NOTE M - SUBSEQUENT EVENTS (Continued)

Lastly, on June 19, 2009, the Bank was closed by the North Carolina Office of Commissioner of Banks and the FDIC was appointed as its receiver. On that same date, First Bank, Troy, North Carolina, acquired substantially all banking operations, including substantially all of the assets and deposits of the Bank in a transaction facilitated by the FDIC. In connection with the FDIC's receivership action and the Bank's insolvency, the Plan is expected to be terminated. The financial statements do not include any adjustments that might result from the anticipated termination of the Plan. Information will be disseminated to participants outlining their options regarding distributions of their vested account balances by the Plan's third party administrator. These options are expected to include a taxable distribution or a direct rollover into another qualified retirement plan. In conjunction with these events, there has been a substantial decline in the market value of the common stock of Cooperative Bankshares, Inc., from $2.25 per share at December 31, 2008 to $0.02 per share as of July 21, 2009. This decline will significantly reduce net assets available for benefits.

SUPPLEMENTAL SCHEDULE

COOPERATIVE BANK 401(k) RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 56-0188330, PLAN NUMBER 002
December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
	American Funds	American Growth Fund; 15,747 shares	$ -	$ 322,505
	American Funds	Europacific Growth Fund; 4,858 shares		136,076
	American Funds	Income Fund of America; 27,684 shares		362,384
	Keeley	Small Cap Value Fund; 3,218 shares		52,517
	Columbia	Acorn Select Fund; 7,610 shares		104,796
	MetLife	Stable Value Fund; 32,424 shares		478,257
	Davis	New York Venture Fund; 14,583 shares		344,450
	Allianz	NFJ Dividend Value A; 34,533 shares		330,138
	Federated	US Government Securities 2-5 Year Fund; 524 shares		6,333
	Pimco	Total Return Fund Class A; 12,916 shares		130,968
*	TD Ameritrade	Money Market Account 1,080 shares		1,080
*	TD Ameritrade	Institutional Money Market 1,463 shares		1,463
*	Plan participants	Participant loans, rates vary from 6.00% – 6.75%		18,929
*	Cooperative Bankshares, Inc.	Employer Common Stock; 593,374 shares		1,335,092
				$ 3,624,988

** Denotes party-in-interest.*

*** Cost omitted for participant-directed investments.*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 7/29/09, 2009

Cooperative Bank 401(k) Retirement Plan

By: Todd Sammons
Plan Administrator

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Administrator of
Cooperative Bank 401(k) Retirement Plan

We consent to incorporation by reference in the registration statements (Nos. 333-22335 and 333-101442) on Form S-8 of Cooperative Bankshares, Inc. of our report dated July 15, 2009 relating to the statements of net assets available for benefits of Cooperative Bank 401(k) Retirement Plan (the "Plan") as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for each of the years in the three year period ended December 31, 2008, and the supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held At End Of Year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of Cooperative Bank 401(k) Retirement Plan.

Our report on the financial statements contains an explanatory paragraph relating to the anticipated termination of the Plan. The financial statements do not include any adjustments that may result from the Plan's expected termination.

Dixon Hughes PLLC

Greenville, North Carolina
July 21, 2009

1003 Red Banks Road
Greenville, NC 27858
Ph. 252.321.0505 Fx. 252.321.1527
www.dixon-hughes.com